LEANMED, LLC

FINANCIAL STATEMENTS

for the fiscal year ended December 31, 2020 and 2019

(Unaudited)

LEANMED, LLC
Balance Sheets

	As of December 31,	
	2020	**2019**
ASSETS		
Cash	$ 111	981
Prepaid Expenses	14,595	14,024
Total Current Assets	14,706	15,005
TOTAL ASSETS	**14,706**	**15,005**
LIABILITIES & EQUITY		
Accounts Payable and other accrued liabilities	-	-
Current Liabilities	4,000	2,000
Long Term Liabilities	8,685	8,065
Total Liabilities	12,685	10,065
Equity		
Member Equity	4,000	6,000
Accumulated Deficit	(1,979)	(1,060)
Total Equity	2,021	4,940
TOTAL LIABILITIES & EQUITY	**14,706**	**15,005**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Operations

	2020	2019
Operating income		
Revenue	$ 4,000	$ -
Cost and expenses applicable to revenue	-	-
Gross profit	**4,000**	**-**
Operating expenses		
Advertising and Promotion	36	-
Bank Service Charges	35	68
Computer and Internet	238	-
Office Supplies	455	-
Professional Fees	3,535	650
Total operating expenses	**4,299**	**718**
Loss from Operations	**(299)**	**(718)**
Other income	-	-
Other expense	619	344
Net Loss	**(919)**	**(1,062)**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Member's Equity

	CAPITAL CONTRIBUTIONS	CAPITAL DISTRIBUTIONS	ACCUMULATED DEFICIT	MEMBER'S EQUITY
Balance - January 1, 2019	$ 10,000	$ -	$ -	$ 10,000
Distributions	-	(4,000)		(4,000)
Net Loss	-	-	(1,060)	(1,060)
BALANCE - DECEMBER 31, 2019	**$ 10,000**	**$ (4,000)**	**$ (1,060)**	**$ 4,940**
Balance - January 1, 2020	10,000	(4,000)	(1,060)	4,940
Distributions		(2,000)	-	(2,000)
Net Loss	-	-	(919)	(919)
BALANCE - DECEMBER 31, 2020	**$ 10,000**	**$ (6,000)**	**$ (1,979)**	**$ 2,021**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
Statement of Cash Flows

		2020	2019
OPERATING ACTIVITIES			
Net loss	$	(919)	(1,060)
Adjustments to reconcile net loss to net cash used in operations:			
Prepaid expenses		(571)	(14,024)
Accounts Payable and other accrued liabilities		-	(2)
NET CASH USED IN OPERATING ACTIVITIES		**(1,490)**	**(15,086)**
FINANCING ACTIVITIES			
Current Liabilities		2,000	2,000
Long Term Liabilities		619	8,065
Member Equity		(2,000)	(4,000)
Retained Earnings		-	6,008
NET CASH PROVIDED BY FINANCING ACTIVITIES		**619**	**12,073**
NET CASH INCREASE FOR PERIOD		**(870)**	**(3,013)**
CASH AT BEGINNING OF PERIOD		**981**	**3,994**
CASH AT END OF PERIOD		**111**	**981**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LEANMED, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

LeanMed, LLC (the "Company"), was organized as a Pennsylvania limited liability company on March 12, 2018. The Company develops and commercializes medical products for use in low resource settings and derives revenue from the sale and servicing of those products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.